August 31, 2018

VIA EDGAR

William Mastrianna

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks SE

Registration Statement on Form F-1

Filed August 17, 2018

Pre-Effective Amendment No. 1 on Form F-1

Filed August 31, 2018

File No. 333-226911

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Spark Networks SE (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form F-1, as amended (File No. 333-226911), to 4:15 p.m., Eastern Time, on September 4, 2018 or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to John M. Rafferty at our outside counsel, Morrison & Foerster LLP, at 415-268-6897.

Very truly yours,

Spark Networks SE

By:	/s/ Robert O’Hare
Name:	Robert O’Hare
Title:	Chief Financial Officer